August 15, 2025

Tsai Yi Yang
Chief Executive Officer
Agencia Comercial Spirits Ltd.
No. 65, Ln. 114, Xishi Rd., Xi   an Vil., Fengyuan Dist.
Taichung City 42061, Taiwan (R.O.C.)

        Re: Agencia Comercial Spirits Ltd.
            Amendment No. 1 to Registration Statement on Form F-1
            Filed July 29, 2025
            File No. 333-288600
Dear Tsai Yi Yang:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1
Exhibit Index, page II-4

1. Please have counsel revise their opinion in exhibit 5.1 to opine on the resale shares to be offered by the Resale Prospectus and include the fully executed opinion.
2. We note your disclosure that you have entered into employment agreements with your executive officers. We also note you have filed a "Form of Employment Agreement between the Registrant and each of its executive officers" as an exhibit to the registration statement. Please file the executed agreements with your executive officers and revise to include a summary of the material terms of each agreement, if applicable. Refer to Item 601(b)(10)(iii)(A).
3.     Please revise the fee table to also include the resale shares.
 August 15, 2025
Page 2

       Please contact Amy Geddes at 202-551-3304 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Taylor Beech at 202-551-4515 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:   Kyle Leung